INVEST IN **FANTASYBOSS**

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FantasyBoss is a new season long fantasy sports platform

PITCH VIDEO   INVESTOR PANEL


The Next Evolution in Season Long Fantasy

fantasyboss.com   Austin TX

Entertainment   Technology   Cryptocurrency   Minority Owned

OVERVIEW   UPDATES   WHAT PEOPLE SAY 11   ASK A QUESTION

Highlights

1. Fantasy Sports Market is 53+ Million people in USA
2. Industry is up 37%, after increasing 16% past 3 years
3. We will incentivize and differentiate through crypto
4. Crypto will appeal to the younger, growing market space
5. We aim to disrupt a stagnant season long fantasy market

Our Team



Ronald Aschkar Founder

I survived 2020! Optimistic and driven with a passion for helping people. My background is in corporate tech sales, where user experience is so important. I want to use what I've learned to fill gaps in the fantasy market.

As an avid fantasy player, I've seen the gaps in the market first hand. The big companies have gotten so large they are out of touch with the consumers.



Shawn Baker Advisor

Shawn is a seasoned sales tech executive with experience across various technologies. He's a family guy that likes old trucks and won't stop until FantasyBoss is big enough to where he can afford a fleet of 1960's Ford F100s!



Chris York Advisor

Chris is an entrepreneur with a passion for tech and sports and has also been involved in the Austin music scene. Part tech leader, part fantasy dominator, you don't want to have to play him in fantasy.

SEE MORE

Pitch


FantasyBoss
The Next Evolution in Season Long Fantasy


OVERVIEW
Users prefer apps like WhatsApp to chat about fantasy sports
There's no incentive for users to play the whole season
FantasyBoss aims to capitalize by fixing these issues


VALUATION CAP & DISCOUNT
$8M / 30%
App/site are under currently development and will go live for NFL 2021 season this fall


TWO SIDES OF FANTASY
Different Revenue Models
Season Long Fantasy Sports
Seasons last ~16 Weeks
Ad Revenue Model
Time on platform is crucial
Daily Fantasy Sports
Seasons last 1 day
Transactional Revenue Model
As many transactions as possible
DRAFT KINGS
FANDUEL
SPORTSBOOK


FANTASY INDUSTRY
The Market
59+ Million People
81% Male, 18-40
$23 Billion / Yr
Up 37%, after increasing
16% past 3yrs
The Problem
Communication isn't happening on
fantasy apps
People lose interest as season
progresses
This is lost revenue for fantasy companies and creates an opportunity for FantasyBoss

SOLUTION

We capitalize by giving users more reasons to stay involved and more ways to stay engaged.


TikTok
Gamification
Engagement
Crypto

Fantasy
- Football
- Basketball
- Baseball
- Hockey

The Boss is here to change Season Long Fantasy Sports

To keep users interested over the whole season, we've designed a weekly mini game where they can win crypto

Introducing.....

Beat the Boss



Every user will be playing against their league and against the Boss League.

Users can win crypto if they beat the weekly Boss League challenges.

Encourages Prolonged Participation

FANTASY SPORTS BEFORE FANTASYBOSS

Individual leagues are silos, just playing against themselves, with no incentive to stay involved or engaged

League vs each other	League vs each other	League vs each other	League vs each other	League vs each other

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FANTASY SPORTS AFTER FANTASYBOSS

The Boss League



Connected through Beat the Boss
Incentivized with Crypto

League vs each other	League vs each other	League vs each other	League vs each other	League vs each other

To keep engagement on app, we've provided more ways for users to stay connected…

Enhancing User Experience

After signup, user create their avatars in-app



Avatars are used to make

Custom Avatar Sticker Packs
More Engaging Chat



3D Avatar Taunt Videos
Personalized Victory Celebrations



FANTASY LIKE A BOSS

Global Channels
- Sports
- Crypto

League Channels
- Group
- 1 on 1


Real Time
Message Board
Chatbot
News Feed
Redesigned
Easier to Use

keep the chat on app

Auto Start Active Players Toggle
Reduce Time Needed to Manage

Streamlined
Less Clicks

Recommendations
Waiver Wire, Simplified

To increase brand awareness and engagement, we're leveraging social media to build out…..

The FantasyBoss Community
Multiple Ways to Stay Connected

Matching 'FantasyBoss' Usernames

- Instagram*** – News, Updates, Stories
- TikTok – Music & Culture
- Twitter – News & Chatter
- Facebook – The Boss Family
- YouTube – Sports Videos/Podcasts
- Pinterest – Boss Recipes & Lifestyle

*** In process of being acquired

OWN WHERE YOU PLAY
DRIVING ADOPTION

FantasyBoss wants to be the first player owned fantasy platform.

Having fantasy players as investors builds stickiness and brand loyalty in a way that hasn't been achieved in this space.

By giving users the ability to invest, we create champions and a tighter feedback loop.

DRIVING AWARENESS
ADVERTISING

OWN WHERE YOU PLAY CAMPAIGNS

FANTASYPROS

Top Fantasy News Site

July/August Campaign

- Two Email Placements - Sent to 1.1M+ users
- Three Podcast Reads - 60,000 unique downloads per episode
- Four Dedicated Articles - Posted on NFL homepage, dedicated to FantasyBoss gameplay, strategy, etc

theCHIVE

'Bro Media' Site

July/August Campaign

- Custom Editorial write-up
  - Covering the launch & the fun perks
- Dedicated Email blast
  - To 370K recipients showcasing FantasyBoss
- Instagram Story
  - Takes viewers to the editorial write-up

GENERATING BUZZ & REFERRALS
VIRAL WAITLIST

Users sign up on the waitlist, then are incentivized to share with friends

Action Based Point System | Rewards & Prize Giveaway | Leaderboard to Fuel Competition


YOU ARE ON THE FANTASYBOSS WAITLIST
Own Where You Play. Every user who signs up/uses the site/app will get 5 Boss Shares. For every friend you refer, get 1 additional Boss Share. You'll be automatically entered into prize drawings once you refer 2 friends!
Spots are limited and we'll notify everyone once we go live!
HOW TO GET MORE BOSS SHARES
YOU
VIP TIER
15,000 points
REWARDS
LEADERBOARD

Late Fall 2021 Looking Forward
Market Expansion through Beat the Boss

Influencers + Social Causes

Beat the Boss


WHAT THIS LOOKS LIKE
NBA FANTASY SEASON 2021
• Athletes/influencers make up the Boss League
• They pick charities to support
• Then socialize that followers can win crypto and support causes by playing fantasy against them
Boss League
League vs each other
League vs each other
League vs each other
League vs each other


HOW FANTASYBOSS IS DIFFERENT
Engagement
Gamification
crypto
FANTASYBOSS
YAHOO
EPSN
CBS


GENERATING REVENUE
AD PROJECTIONS
100K Users
Projected users by launch
$11 ARPU*
Average Revenue per User
$543,000
Projected Football Season Revenue
Assumptions
100K Users
2 Sessions per day
Click Through Rate 0.25-.50%
Ad Rev Per Click - $1.50
Revenue Per Day $3,000
$1.1M Yearly Revenue
*While these are conservative estimates, projections can't be guaranteed.


REFERRAL REVENUE
AFFILIATE MODEL
*projecting a 1% Conversion Rate
Total Extra Incremental Revenue Yearly $113,000
KuCoin
8% commissions / $16,800
coinbase
4% commissions / $8,400
BITCOINIRA
$75 per referral / $75,000
VIVIDSEATS.
4% of ticket price / $3,200
CryptoTrader.Tax
$12 per referral / $12,000
TREZOR
12% commission / $8,400
*While these are conservative estimates, projections can't be guaranteed.


CASHING OUT
Shares in private companies like FantasyBoss can't be sold on the public stock market. Normally investors cash out when the company is sold.
So we're including a special provision so early investors have an easy way to cash out and don't have to wait for FantasyBoss to be acquired.
These shares can be sold back to FantasyBoss anytime after Year 2 at the then current market value.

Please note that your vote is proxied to the lead investor who can decide when to request a future cash out

USE OF FUNDS

- Platform Development
  Launches NFL 2021
- Gamification & 3D Integrations
- Infrastructure
- Legal
- Marketing

The FantasyBoss Team

We're a group of techies and entrepreneurs with a passion for sports.



Ronald Aschkar

Founder

BigBoss at FantasyBoss



Shawn Baker

Advisor

Entrepreneur & Tech Executive



Jen Sandoval, PhD

Advisor

Professor, Equity & Inclusion



Chris York

Advisor

Entrepreneur & Tech Leader